OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

1Up Golf Development Group, Inc.

377 Point Windemere Place
Oceanside, CA 92057

www.play1upgolf.com



11764 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 125,882* shares of Common Stock ($106,999.70)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 11,764 shares of Common Stock ($9,999.40)

Company	1UP Golf Development Group, Inc.
Corporate Address	377 Point Windermere Place, Oceanside, CA 92057
Description of Business	Golf-themed, active entertainment facilities with food, beverage and technology-enhanced games suitable for all skill levels, as well as special accommodations for businesses, families and larger social events.
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$0.85 per Share
Minimum Investment Amount (per investor)	$255

Perks

$750+

1UP Golf Hat

1UP Golf Polo Shirt

1 Embossed 1UP Golf Bracelet

1UP Golf Ball Marker

20 Hours of Suite Time (Value $1,000)

$1500+

2 1UP Golf Hat

2 1UP Golf Polo Shirts

2 Embossed 1UP Golf Bracelet

2 1UP Golf Ball Marker

50 Hours of Suite Time (Value $2,500)

2 VIP Tickets To All 1UP Golf Grand Opening Events

$4500+

4 1UP Golf Hat

4 1UP Golf Polo Shirts

4 Embossed 1UP Golf Bracelet

4 1UP Golf Ball Marker

100 Hours of Suite Time (Value $5,000)

6 VIP Tickets To All 1UP Golf Grand Opening Events

Your Name On An Ownership Plaque In All 1UP Golf Locations

$9000+

6 1UP Golf Hat

6 1UP Golf Polo Shirts

6 Embossed 1UP Golf Bracelet

6 1UP Golf Ball Marker

200 Hours of Suite Time (Value $10,000)

6 VIP Tickets To All 1UP Golf Grand Opening Events

Your Name On An Ownership Plaque In All 1UP Golf Locations

1 Year of Video Based Advertising For Your Services Or Business in All 1UP Golf Locations

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

1UP Golf Development Group, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with

≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.85 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $85. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

1Up Golf represents the latest iteration of golf entertainment centers, incorporate state-of-the-art technology that allows players of every caliber to play virtual rounds of golf and games of fun and skill from the comfort of driving suites. At the same time, customers can enjoy food and beverage services either in their suites while they play or at the on-property restaurant, sports bar or rooftop party deck. The passionate and experienced team developed a unique concept that puts the social aspect of golf back in the game while transforming the practice tee experience in ways that go beyond what competitors offer – specifically by making the facility both business and family friendly, while also creating a first-class entertainment experience for singles, couples and the weekend party crowd.

1UP Golf has assembled the team and partners to locate, design, build, and execute our first location. Our design build firm, AECOM, will be assisting in locating our first location. Our first site is not yet identified. Funds that are raised in this offering will be used to identify that first location, engage in pre-development work, and then execute building out our location.

Sales, Supply Chain, & Customer Base

1UP Golf derives most of its' income via the retail sale of food, beverage, games, apparel and space within the facility - which includes meeting space for businesses and space for both small and large social events. Additional revenue comes from the sale of advertising throughout the facility, including signage, in-game advertising and golf-themed product promotion. Our supply chain includes our technology integrator, Foresight Sports, which install and services our in-suite technology systems and our suppliers of food and beverage. Our customer base can be divided into five segments: young adults (18-35) who come for the social atmosphere; families seeking a fun, kid-friendly social activity; businesses that seek a unique venue for meetings and events; people hosting larger parties and events; and avid golfers seeking a more enjoyable practice experience.

Competition

Top Golf is the primary national competitor. Top Golf has more than thirty (30) locations in the United States and Europe. They recently entered in a partnership with Providence Equity Partners to fund expansion plans in the US and UK. Top Golf has proven that a good market exists in the upscale golf practice and entertainment segment of the golf industry. Aside from Top Golf, there are a few market entrants such as Drive Shack (Orlando) and Flying Tee (Oklahoma) that have single locations within the marketplace and may eye future expansion.

Our primary competitive advantages are the 1Up Golf enhanced technology system we will integrate into our facilities. This system will allow players of all skill levels to play a wide variety of games, with dramatically enhanced entertainment value over what is currently available at competitive locations. A second advantage is our comprehensive business facilities that cater to professionals and companies. The Company believes that current market entrants, including Top Golf, have not capitalized on the connection between golf and the business community, nor upon the public's desire for truly affordable yet upscale entertainment opportunities. Most facilities operated by other players in our niche provide a more Spartan environment and cater primarily to a younger demographic.

Liabilities and Litigation

We currently have no litigation or threatened litigation, nor have we had any past litigation.

The team

Officers and directors

John R. Humphrey IV	Founder, CEO and Director
Edward Rholl	President
Bob Lehmeyer	COO
Scott Marchand	CFO

John R. Humphrey IV

Mr. Humphrey has spent the last 15 years developing small businesses throughout North America and Australia. An avid golfer since the age of 9, he brings his love of the game with his creative business expertise to develop this cutting edge concept for the billion-dollar golf industry. A graduate of Boston University in 1992, Mr. Humphrey took his marketing and sales skills working for major companies, like Mallinckrodt Medical, IMS Health, negotiating multi million dollar contracts with Johnson and Johnson, Inc. In 2000 he launched his first business development company, Effortless Living Institute, which operated successfully for 7 years, before concentrating on his next project of franchising in US and Canada. His company Freshcojohn, LLC, has generated millions of dollars in sales for North America's premier Vending Opportunity. His franchising expertise is essential to 1upGolf. This will become especially important as we set ourselves to open multiple locations throughout the state of California and main Southwest United States. In addition he also consults with high end CEOs and thought leaders through his company True World Global, Inc. throughout the US and abroad. One of his great skillsets is acquiring human capital for major projects. He has assembled an all star team to bring 1UP Golf to fruition. Jan 2015 - Present, CEO, 1UP Golf Development Group, Inc. (Current 20 hours per week). Recruiting and coordinating team activities, raising capital, partnership brand development, and site and real estate selection. 2018 - Present, Managing Partner, JR Humphrey Consulting, LLC (Current 20 hours per week, Primary Income Source). Consulting and Business Development for Luxury Real Estate and Brand Development. 2015 - 2018 Managing Partner, True World Global, Inc (5 hours per week). Small business development Coaching & Consulting.

Edward Rholl

Mr. Rholl practiced law for eight years focused on corporate and transactional work. He provided counsel to several real estate development projects during this time, with an emphasis on financing and funding matters. During the past fifteen years Mr. Rholl has been involved as partner and consultant to several real estate development projects, including mixed use development projects in the hotel and student housing industries. Rholl has also provided counsel to developers of senior housing projects, residential real estate projects and alternative energy power plants. Mr. Rholl has been instrumental in crafting business plans and obtaining funding for companies in more than 20 industries during the past eighteen years. He has also started and built entrepreneurial ventures in the fields of web-based training, online communities, electronics and web applications. Mr. Rholl is a graduate of the University of Wisconsin, Marquette University Law School and Georgetown University Law School. Jan 2015 - Present, President, 1UP Golf Development Group, Inc. (Current 10 hour per week). Assisting the CEO and CFO with regard to site selection, business and financial plan development, draft and/or review of third party agreements, investor relations, interactions with legal counsel and other related duties requested by CEO and CFO. 2015- Present, The Power of Purpose (5 -10 hrs per week). Business consulting services in support of nonprofit corporations, including business plans, financial modeling, acquiring grants & public/private partnerships 2015 - Present, Protech Consulting Services. (Primary role 10-15 hours per week). Business consulting services

focused on writing business and financial plans for early stage companies.

Bob Lehmeyer

Robert Lehmeyer is a highly successful entrepreneur and has extensive experience in Business,Food and Beverage,Management and Commercial/Residential RealEstate. His ownership of Food/Beverage/Entertainment concepts includes the Axis Martini Bar and Restaurant in DelMar. Bob has been involved with opening of many concepts including Trophy's Sports Grill in SanDiego, Dave and Busters–San Diego and American Junkie –Newport Beach(first3months). National concepts Entertainment venues include Planet Hollywood International–San Diego, San Francisco, and Beverly Hills, California to Dave and Busters –Irvine and San Diego. As the manager of Dave and Busters in San Diego, Bob produced sales of over $500,000 per week in Food/Beverage/Entertainment (games) or "Eatertainment." Bob's time with Planet Hollywood brings a unique blend of high volume sales both Food and Beverage, but also Retail and large scale special events. Planet Hollywood was heavy on media events, high profile client visits and name /logo branding. Bob is active in many charities. He was a member of the Board of Directors of Oxford Preparatory Academy, a Public Charter School. 2016 - Present, COO, 1UP Golf Development Group, Inc (Current 10 hours per week) Real estate land and/or project acquisition to secure first location for 1UP Golf. Research and Development work for food and beverage menus and operations. 2015 - Present, Consultant, Restaurant, Bar, & Major Events (5 hours per week) 2015 - Present, Realtor, Commercial and Residential Real Estate (Primary, 30 hours per week)

Scott Marchand

Mr. Marchand has been involved in real estate development and finance since1993. From 1993 through 2006, he was involved in many aspects in the real estate field that included appraisals, mortgage brokerage, construction management, project development and commercial finance. Mr. Marchand is currently a Real Estate Developer specializing in Hotels, Apartments and structuring highly complex Commercial Financing. 2017 - Present, CFO, 1UP Golf Development Group, Inc. (Current 10 hours per week) Developing cash flow models and partnerships with design build firms and strategic partners. Assisting in fund raising and capital stacking. 2015 - Present, Managing Partner, Whitestone Realty Capital (Primary, 35 hours per week) Development of hotels and assisted living projects

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **In general, investing in a company is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high

degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Transfer of Securities** Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Common Stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Illiquid Investment** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Consumer Preferences** The success of our business is reliant on the interests and preferences of the consumer base. While the company projects that our entertainment services/experience will be received positively by consumers, there is no guarantee that consumers will actively engage our services. The success of the Company will require the continued involvement of the consumer.

- **Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing and sales resources than us. They may succeed in developing and marketing competing equivalent services and products earlier than us, or superior services than those developed by us.

- **Third Party Contracts** Many of the services we will offer require engaging third

parties to supply our location with materials needed to provide our guests with quality entertainment and services. If for any reason, the contracts with third party vendors fail, we may fail to continue providing the same experience at an affordable price.

- **Early Development Stage** We are in the early stages of developing our products and building plans. We plan to have our first facility built and operating in 2020.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- John Humphrey, 20.7% ownership, Common Stock

Classes of securities

- Common Stock: 11,875,000

  The Company is authorized to issue up to 50,000,000 shares of common stock. There are a total of 11,875,000 shares currently outstanding.

  #### Voting Rights

  The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  #### Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  #### Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and liquidation preferences of creditors.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any future classes of stock we may issue.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. A down round would be occasioned by a slower than expected growth towards liquidity under circumstances where the Company thus requires additional capital in order to meet its objectives, but is unable to secure than capital for a stock price equal to or greater than the stock price at which previous shares were sold.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-07-25.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building of our initial facility and even then it may be one or more quarters of operating time until any revenues are generated by the Company. Please carefully review the notes in this Financial Summary which explain our current strategy of creating wholly-owned "Project Entities" that will develop and operate individual sites/facilities. This strategy could change in the future and reasons for such changes are discussed throughout this Financial Summary. Should we continue to pursue the current strategy, the Company will almost certainly sell portions of its' equity in each "Project Entity" as a means for funding the development of each facility. Debt will be incurred by each "Project Entity" as well, and the repayment of such debt will almost certainly impact the amount of returns flowing to the Company.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6-12 months without revenue generation, therefore we will almost certainly raise additional capital as discussed throughout this Financial Summary.

Financial Milestones

Management currently forecasts no revenues for 2018 and 2019. It is likely that we will not generate revenues or returns until the third or fourth quarter of 2020 or the first or

second quarter of 2021, because a facility may take up to 18 months to fully develop, open for customers and generate profits on its revenues that would inure to the Company.

As stated elsewhere in this Financial Summary, the Company currently plans to establish "Project Entities" for each project we develop. These entities could be LLC's, LLP's or other types of entities, depending wholly upon the advice of our legal, financial and other advisors, as well as strategic partners, lenders and design/build firm. Under the current plan, the Company will own such Project Entities wholly when established, but will in all likelihood sell equity to future "Project Investors," which will naturally reduce the amount of ownership and thus proceeds to the Company from the operations of those Project Entities. Those Project Entities will almost certainly become indebted to lenders in order to acquire construction and other loans necessary to complete projects. Therefore, the amount and timing of distributions from those Project Entities to the Company will almost certainly be impacted by the payments required to be paid to lenders by the Project Entities.

Therefore, for the next 18-36 months the Company does not expect to generate any revenues, but may continue to generate expenses and thus negative cash flow. For that reason and as stated elsewhere in this Financial Summary, the Company is likely to continue to raise capital from a variety of sources and under terms that cannot be determined at this time. While such activity would not change the number of shares you own in the Company should you invest in this offering, it almost certainly would reduce the percentage ownership you have in the Company as additional capital is raised.

Liquidity and Capital Resources

The company currently requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The primary purpose for raising capital is to secure and development land into golf entertainment facilities in several locations around the United States. We may also develop facilities in foreign countries. Each project we develop will require significant funding, including short-term, mezzanine, construction and bridge loans as well as additional equity capital. Our current plan calls for the establishment of project entities (e.g., LLC or LLP) for each project we develop. The Company will be the sole initial owner of such project entities, but we may sell portions of those entities to future equity investors, convertible note holders, strategic partners and others, thus reducing our overall ownership in the project entity. This plan could change if in the opinion of the Senior Management, Board, Legal Counsel, Lenders and/or our Design/Build firm a different structure is favored and/or determined to be in the best interests of the Company.

We expect to deploy the capital from this funding within the next 3 months (see Use

of Funds) but proceeds may not be deployed within that time period in the event that we are not successful in selecting an initial site within that time frame. Primary factors that could impact our ability to select a site within that time-frame include, but are not limited to, delayed closing periods, preliminary reports from our design/build firm advising us not to close on a particular site, changes in the competitive landscape in areas we initially determine to locate a facility, opinion and advisory reports from legal counsel, lenders and strategic partners advising us not to select a particular site, advising us not to close upon a particular site based on proposed lease or purchase terms, or material changes to the terms of leases, purchase agreements, local, regional or national economic trends, fire, flood, earthquake, hurricane, tornado or other physical impacts to sites we preliminarily select for development.

Even if we do successfully select, secure and begin development of a site within the 3-month time-frame, or any time-frame, there will be no liquidity in the Company for at least 18 months and up to 36 months, due to the large-scale development required to convert land into a completed facility open to customers and generating profits. During the entire time between initial site selection and completion of facilities the Company will likely continue to raise capital and secure debt instruments. The terms of such fundings and financings cannot be known at this time and the terms of later equity funding rounds, including the price per share or other economic interests offered to purchasers may differ significantly from the terms of this offering and may be raised by the Company or by the Project Entities for specific projects as discussed herein.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$10,093,750.00

We have not undertaken any efforts to produce a valuation of the Company. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Drive Shack and Flying Tee, and believes that the valuation is correct to the best of their abilities. Our project is capital intensive on the front-end, but after construction is complete and we open the doors to the public in 2020, each facility we operate plans to generate several million dollars annually, based on comparable customer numbers as other industry players such as Top Golf and Flying Tee. In addition, the value of our facility from a structural standpoint alone (building, technology, hard and soft assets within the facility, good will, etc.) will have

a value of at least $15 million dollars. We believe the combination of the physical assets and the annual revenue each facility can generate, will make our proposed valuation reasonable.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Project Development	$2,000	$10,000
Securing Site	$2,000	$20,000
Pre-Development	$5,000	$50,000
Working Capital	$400	$20,580
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 3 months and plan to use the net proceeds of approximately $100,000 over the course of that time.

For purposes of this Use of Funds statement, "Project Development" includes expenses relating to site selection, including but not limited to legal, financial and real estate professional review of proposed transactions relating to the selection and securing of one or more sites for our facilities; "Securing Site" includes payment of earnest money to secure purchases or leases of land; and "Pre-Development" includes, but is not limited to expenses related to initial site engineering, reports, permitting, some or all

of which will be paid to third party consultants including AECOM and/or its' affiliates and closing costs relating to leasing or purchasing land, including but not limited to costs we may incur as a matter of course relating to contingencies to be fulfilled under lease or purchase agreements.

Management reserves the right to allocate the proceeds from this raise differently if, in the opinion of the Senior Management or the Board of Directors, such different allocation is in the best interests of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.play1upgolf.com in the tab labeled "investors." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 1Up Golf Development Group, Inc.

[See attached]

I, John Humphrey, the CEO of 1UP Golf Development Group, Inc., hereby certify that the financial statements of 1UP Golf Development Group Inc., and notes thereto from Inception (July 17, 2018) to July 25, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not yet in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8/8/2018 (Date of Execution).

 (Signature)

_____CEO_____ (Title)
_____8/8/2018_____ (Date)

1UP GOLF DEVELOPMENT GROUP, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (JULY 17, 2018) TO JULY 25, 2018

1UP Golf Development Group, Inc.
Index to Financial Statements
(unaudited)

1UP GOLF DEVELOPMENT GROUP, INC.
BALANCE SHEETS
JULY 25, 2018
(unaudited)

Assets	
Current Assets:	
Cash	$ -
Total Current Assets	-
Non-Current Assets	
Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-
Total Assets	-
Liabilities and Equity	
Current Liabilities	
Trade and other borrowings	-
Short-term borrowings	-
Total Current Liabilities	-
Non-Current Liabilities	-
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	-

Stockholders' Equity

Common Stock, par value $0.0001 50,000,000 shares authorized, 11,875,000 issued and outstanding

1,187.50

Subscription receivable

(1,187.50)

Retained Earnings

-

Total Stockholders' Equity

-

Total Liabilities and Stockholders' Equity

$ -

1UP GOLF DEVELOPMENT GROUP, INC.
STATEMENTS OF OPERATIONS
FOR (JULY 17, 2018) TO JULY 25, 2018
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
General and Administrative		-
Total Operating Expenses		
Net Income	$	-

1UP DEVELOPMENT GROUP, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR (JULY 17, 2018) TO JULY 25, 2018
(unaudited)

	Common Stock		Subscription Receivable	Retained Earnings	Stockholders' Equity
	Shares	Amount			
July 17, 2018	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	11,875,000	1,187.50	(1,187.50)	-	-
Net Income	-	-	-	-	-
July 25, 2018	11,875,000	$ 1,188	$ (1,188)	$ -	$ -

1UP GOLF DEVELOPMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR (JULY 17, 2018) TO JULY 25, 2018
(unaudited)

Cash Flows From Operating Activities

Net Income	$	-
Net Cash Used in Operating Activities		-

Increase in Cash and Cash Equivalents

Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-

Supplemental Disclosures of Cash Information:

Cash paid for interest	$	-
cash paid for income taxes	$	-

Non Cash Investing and Financing Activities:

Subscription Receivable	$	1,187.50

NOTE 1 – NATURE OF OPERATIONS

1Up Golf Development Group, Inc. was formed on July 17, 2018 ("Inception") in the State of Florida. The financial statements of 1Up Golf Development Group, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, CA.

1Up Golf Development Group, Inc. was created to answer the question, "What if practicing golf could be fun?" It plans on answering this question with a multi-floored development. The answer involves making a game out of practicing golf. Where the development houses experts and a whole range of golf-themed games people of all skill levels could play. The development will have food and drinks providing a great menu and bar for every taste. Besides golf, it would contain other fun games like corn hole, darts and even karaoke. Since golf and business have always gone together, it should have plenty of space for business meetings and events, too.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 17, 2018 to July 25, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from positive sales made from the different operations and departments made within the new development when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and FL state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has not had any material terms of indebtedness.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- Our current liabilities consist of convertible notes in an amount less than $100,000.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 50,000,000 shares of our common stock with no par value. As of August 8, 2018 the company has currently issued 11,875,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 17, 2018 through July 25, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Hi, We're 1UP Golf.

We decided there was a need out there. The need to have more fun. More fun with friends, family, co workers, and colleagues.

Let me guess, right now you probably go these places

The movies,

Restaurants,

Nightclubs

Bars,

And if you're in business and you're hosting or attending meetings, you're probably sitting in a hotel meeting room.

Wouldn't it be great if there was a new and exciting way to have fun, in all these areas.

At 1UP Golf, let us show you the way. You see, It all started a few years ago.

I was hitting golf balls at a range. I was by myself, totally silent, no one to to talk too. Wasn't really too much fun. I then asked myself, "What if practicing golf and hitting balls would be social and fun? What would I do?"

The ideas started to roll in.

I'd have a huge building to go to, With multiple floors.

I'd want to have my friends there, so I'd make social spaces to hit balls, they'd be private suites,

like a skybox you'd find at a baseball stadium. Next we'd play games, and we'd get hungry, so we would have to have awesome food to munch on. And we'd get thirsty, so we'd have to have drinks.

There'd have to be music and there have to be socializing.   And of course a rooftop bar, where we could enjoy cocktails overlooking majestic sunsets.

And since I'm a serious golfer, I'd want to track my stats, gameify my practice, video my swing, get instant feedback on all the latest data, such as launch angle, clubhead speed, you name it.

But if I'm with people who never played golf before, there'd have to be fun and easy games for them to play as well, so we'd all have a great time.

And so now the vision is coming to reality. We're 1UP Golf. And we'd like entertain your game.

Our goal is to build nationwide Golf entertainment facilities that can be your single stop for all your fun and entertainment.

How about 3 floors of tricked out private hitting suites with all the latest and greatest tech in golf and gamification, in suite food and beverage, and flat panel Tvs.

A world reknown farm to table menu that will impress even the most discerning of palettes.

With world class meeting and private party facilities. The ideal place to host your next corporate and private party events.

Social areas filled with the latest bar games, such as corn hole, darts, shuffleboard, trivia, tikki toss, table tennis, karaoke , and many more.

Whether you're on a date, out with friends, celebrating birthdays with the family, or hosting major corporate events, let 1UP Golf be your choice destination.

The Raise in on. With partnerships with Global Design Build firm, AECOM, and golf tech giant, Foresight Sports, 1UP is positioned to be the next leader in Entertainment.

Get your piece of the action, we welcome you to the party.

That's 1UP Golf. Entertain Your Game.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

startengine What's New Discover Investments Edit My Campaign Launch an ICO NEW Blake A.

1Up Golf Development Group, Inc is pending **StartEngine Approval.**



1UP Golf
ENTERTAIN YOUR GAME
PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $107K goal
1Up Golf Development Group, Inc
A New Golf Experience
Small OPO
Oceanside, CA
Events
US Investors Only
GOLF



Overview Team Terms Updates Comments Share

Level Up Your Golf Experience

Invest in 1Up Golf

"1Up Golf started on a wine tour bus.

That's where I was when I gazed out the window as the bus passed an old abandoned drive-in theater along the highway. I said to myself, wouldn't that be an amazing place to have a driving range? But not just any driving range, I'd do something completely different. You see, I'm an avid golfer, but I hate the boring, lonely, repetitive golf practice experience.

In that moment, I had an insight: What if practicing golf could be fun?

The answer was making a game out of it. Not just a game for experts, but a whole range of golf-themed games people of all skill levels could play. And it would need to have food and drinks -- not just vending machine sodas and candy bars, but a great menu and bar for every taste. It would also need lots of other fun games like corn hole, darts and even karaoke. Since golf and business have always gone together, it should have plenty of space for business meetings and events, too.

The more I thought about it, the more I wanted something like this in San Diego. And since there wasn't anything like it in our beautiful city, I decided to create it. A master team-builder and promoter, I immediately set about bringing together a team that could realize this big vision and make it a reality.

Today, I have the team of experienced and successful people. Plus, I've forged relationships with some of the best names in golf technology, sports marketing and design. Together, we're bringing a fun new experience to people everywhere, from avid golfers to millennials, from businesspeople to families.

We're now seeking funding for our first facility, and that's where you come in. With this investment, you'll have the opportunity to be part of the next big wave in active entertainment, and we're offering perks galore to our first group of investors.

So, come along for the ride and entertain your game!"

John Humphrey
Founder & CEO







The Offering

Investment

$0.85/share | When you invest you are betting the company's future value will exceed $10.2M.

Perks

$750+ Receives: 1UP Golf Hat, 1UP Golf Polo Shirt, 1 Embossed 1UP Golf Bracelet, 1UP Golf Ball Marker, 20 Hours of Suite Time (Value $1,000)

$1,500+ Receives: 2UP Golf Hat, 2UP Golf Polo Shirts, 2 Embossed 1UP Golf Bracelet, 2UP Golf Ball Marker, 50 Hours of Suite Time (Value $2,500), 2 VIP Tickets To All 1UP Golf Grand Opening Events

$4,500+ Receives: 4UP Golf Hat, 4UP Golf Polo Shirts, 4 Embossed 1UP Golf Bracelet, 4UP Golf Ball Marker, 100 Hours of Suite Time (Value $5,000), 6 VIP Tickets To All 1UP Golf Grand Opening Events, Your Name On An Ownership Plaque In All 1UP Golf Locations

$9,000+ Receives: 6UP Golf Hat, 6UP Golf Polo Shirts, 6 Embossed 1UP Golf Bracelet, 6UP Golf Ball Marker, 200 Hours of Suite Time (Value $10,000), 6 VIP Tickets To All 1UP Golf Grand Opening Events, Your Name On An Ownership Plaque In All 1UP Golf Locations, 1 Year of Video Based Advertising For Your Services Or Business in All 1UP Golf Locations

All perks occur after the offering is completed, and upon opening of locations for requisite perks.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Development Stage

1UP Golf has assembled the team and partners to locate, design, build, and execute our first location. Our planned design build firm, AECOM, will be assisting in locating our first location. Our first site is not yet identified. Funds that are raised in this offering will be used to identify that first location, engage in pre-development work, and then execute building out our location.

We Plan to Positively Disrupt an Already Profitable Industry

Per the We Are Golf organization, Golf is an $84 billion-dollar industry and 1.9 billion jobs are impacted by the golf industry. The number of golfers in the U.S. is 29,000,000, with the average income of a golfer standing at $95,000, with 8 out of 10 having a net worth over $100,000.

The biggest economic driver for golf are facility operations. About 15,000 golf facilities located in the United States generated nearly $33.3 billion in operating revenue in 2016. Portions of this revenue are derived from green fees, membership fees, range fees, golf-cart rentals, and food and beverage purchases.





Bringing in Millenials to the Sport (and Fun) of Golf

We believe the traditional golfing audience is aging out, and it is imperative to catch the interest of younger audiences now via a totally revitalized approach to golfing. We believe millennials are turning to leisure gaming facilities that incorporate important aspects of their lives. This generation works hard and wants to play hard too. As such, we believe they are on track to become the largest market share in golf, surpassing other generations at a fast pace.

According to our research, we believe millennials require a hip-cool-trendy



factor, and 1Up Golf delivers on all fronts. We will provide:

- Three-tier driving ranges enhanced with high-tech fun and games
- A full restaurant and bar
- Meeting rooms (great for digital nomads and entrepreneurs)
- Live range entertainment,
- Private rooms from which one can drive balls
- Private skybox flat panel televisions
- In-suite food and beverages
- Virtual golf ranges
- And so much more!

Clientele will be provided golf clubs and balls, and can play as many games as they'd like, paying a fee per hour or per group, with the option to renew hours. We believe Millennials and Gen Xers both love a good concert, and at 1Up Golf we will provide an exciting, new kind of venue in which bands can perform.

Partnerships

We've met with Foresight Sports and took a tour of their San Diego facility. Playing the games and experiencing for ourselves the depth and breadth of their golf-tech, we had a blast! We determined that this was the company to partner with to build, in our opinion, the best, most tricked-out technology system imaginable. Today, Foresight Sports is our technology partner and we are primed to let them design the system for our first facility.

Our team learned a ton about what it takes to convert a piece of empty land into a 40,000+ square foot first-class active entertainment space. The premier golf range and associated space will include:

- A three-floor fully enclosed facility
- Approximately 32 hitting suites on the main floor
- Approximately 32 hitting suites second floor
- Four to eight large corporate suites
- A rooftop party/events area with sky bar and hitting suites
- Meeting spaces that accommodates up to fifty people
- A full restaurant and club
- A merchandise shop
- Membership reception
- VIP suites on the second floor
- Rooftop golf school and lessons
- Touch-screen flat panels for choosing games and ordering food/drinks
- A fully-illuminated night practice range
- And more!



(facility images are computer generated, locations are pre-development)

Thanks to our CFO, Scott Marchand, we met with AECOM, one of the largest design/build firms in the world! They understand every aspect of building first-rate facilities and have done so numerous times all over the world. Thanks to their expertise, we believe that the multi-year design-build agreement we are negotiating with AECOM will ensure that our facilities will be built to specifications, on-time and on-budget. This will all be with, in our opinion, an unmatched design flair.

We will also seek to partner with Major League Baseball, Major League Soccer, professional athletes, and Spectrum of Sport, a sports management firm. We plan for our golfing center to host a variety of sports lovers, from fans to star athletes, professionals, intermediates, novices, and recreational players. It's a playing field for all ages, all levels, and all skill sets.

Our Development Plan

We believe many urban centers, where Millennials are increasingly flocking, have a dearth of state-of-the-art recreational facilities and entertainment options. We also believe many urban centers lack options for entertainment beyond the traditional movie theater or night club.

Interesting venues for entertaining or corporate events are more and more difficult to find. We believe this means residents, working professionals and families must go many miles outside of their community for entertainment and leisure.

Residents of the urban centers we are considering, such as San Diego, Minneapolis, Boston, New York and others need a meeting place and unique entertainment space for their friends and family. They need a



place to generate new business contacts and spaces for conducting business meetings and corporate events. With all of this in mind, 1Up Golf has made it our mission to be the premier entertainment venue centrally located in major urban centers and their large suburban enclaves.



We place an importance on putting the social aspect back into the game of golf. As well as transforming the practice tee experience in ways that are more innovative than what our competitors offer. Our facilities will be for business, family, friends and fun which translates to providing first-class entertainment for singles, couples, and weekend party goers.

Saving Consumers Money on Their Leisure

1Up Golf will represent the latest iteration of golf entertainment centers. Our business model leverages an economical alternative to playing a round of golf through its advanced virtual driving suites.

Customers can use the system to practice parts of their game, work on drawing and fading the ball, improve their short game and test their game against friends and other customers in tournament play.

Overworked and Under Entertained: Why Cities Need Us

1Up Golf in a Nutshell

1Up Golf aims to enhance how golfers practice their golf swing through powerful technology and innovation. We want to provide world class entertainment to the hard-working citizens of urban centers and beyond.

This is what we will do:



Golf Tech

Incorporating state-of-the-art technology that allows players of every caliber to play virtual rounds of golf and games of fun and skill from the comfort of driving suites. Why hit balls onto a range when you and your friends can tee off virtually at St. Andrews or Pebble Beach?



Food & Beverage

Guests will be offered food that is characteristic of their location. They will be given high-quality, farm-to-table, and organic options. Our bars and club will be stocked with top-shelf brands, also with a nod to the local flavor and culture. There will still be staple bar fare, such as burgers, wings and the like, but these items will be prepared and served in a unique way.



Localizing

1Up Golf will offer a membership program to enable individuals and business customers to enjoy year-round perks and exclusive benefits such as valet parking, use of meeting rooms, hosted parties and events, discounts on suite rentals, and an array of other benefits.



Building Community

We want residents to get to know one another, especially in both the realms of leisure activity and business. 1Up Golf will serve to facilitate networking for digital nomads and entrepreneurs, a go-to place for professionals to start their day, have that important one-to-one meeting, or negotiate that big business deal in one of our conference rooms.

The Dream Team

Our co-founder Ed Roll, has practiced law for eight years with a focus in corporate and transactional work, as well as providing counsel to several real estate development projects. Ed Rholl and CEO John Humphrey met with a company called Blue Moon Advisors in Las Vegas. Blue Moon put the co-founder and CEO through a rewarding due-diligence process, honing our business plan and financial model, while ensuring that every element of our model could be proven with the right research and relevant data.

Through Blue Moon, the founder and co-founder were introduced to Scott Marchand and Bob Lehmeyer, two guys with fantastic experience in commercial real estate development and entertainment/food/bar


planet hollywood
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development and management. Today, they've joined our team as CFO and COO respectively.



Our COO, Bob Lehmeyer, has been successful in developing attractive entertainment venues for Dave & Busters and Planet Hollywood, getting the word out to customers and creating a consistent high-quality customer experience. We've also partnered with Sports 1 Marketing, one of the largest sports business marketing firms in the country.

We have the dream team to get the word out and deliver a top-notch experience to all our future customers.

1Up Golf: The Future of Entertainment Nationwide

Our company operates at the crossroads of three important industries – golf, food & beverage, and entertainment. Within these industries, 1Up Golf operates in the driving range, fast casual dining, and family entertainment niches. Within the golf industry itself, the Company caters to three well-defined customer segments.



Providing affordability, accessibility, business opportunities, and fun are all dynamic components to our mission. Entertainment is an equally important aspect of our offering. The nightlife and bar industry continues to grow, which supports the demand for an inclusive golfing, restaurant and entertainment experience like 1Up Golf Development Group.



Completion of Management Team

April 2016

July 2016
Technology Services Agreement with Foresight Sports

Negotiating Representation and Marketing Agreement with Sports 1 Marketing

September 2016

June 2017
Negotiating 5-Year Design/Build Agreement with AECOM

Selection of Initial Site from among top three candidates
(ANTICIPATED)

December 2018

January 2019
Initial Site Development work to begin
(ANTICIPATED)

Construction of first facility to begin
(ANTICIPATED)

July 2019

December 2020
Grand Opening of first facility
(ANTICIPATED)

Meet Our Team





John R. Humphrey IV
Founder, CEO and Director

Mr. Humphrey has spent the last 15 years developing small businesses throughout North America and Australia. An avid golfer since the age of 9, he brings his love of the game with his creative business expertise to develop this cutting edge concept for the billion-dollar golf industry. A graduate of Boston University in 1992, Mr. Humphrey took his marketing and sales skills working for major companies, like Mallinckrodt Medical, IMS Health, negotiating multi million dollar contracts with Johnson and Johnson, Inc. In 2000 he launched his first business development company, Effortless Living Institute, which operated successfully for 7 years, before concentrating on his next project of franchising in US and Canada. His company Freshcojohn, LLC, has generated millions of dollars in sales for North America's premier Vending Opportunity. His franchising expertise is essential to 1upGolf. This will become especially important as we set ourselves to open multiple locations throughout the state of California and main Southwest United States. In addition he also consults with high end CEOs and thought leaders through his company True World Global, Inc. throughout the US and abroad. One of his great skillsets is acquiring human capital for major projects. He has assembled an all star team to bring 1UP Golf to fruition. Jan 2015 - Present, CEO, 1UP Golf Development Group, Inc. (Current 20 hours per week). Recruiting and coordinating team activities, raising capital, partnership brand development, and site and real estate selection. 2018 - Present, Managing Partner, JR Humphrey Consulting, LLC (Current 20 hours per week, Primary Income Source). Consulting and Business Development for Luxury Real Estate and Brand Development. 2015 - 2018 Managing Partner, True World Global, Inc (5 hours per week). Small business development Coaching & Consulting.



Edward Rholl
President

Mr. Rholl practiced law for eight years focused on corporate and transactional work. He provided counsel to several real estate development projects during this time, with an emphasis on financing and funding matters. During the past fifteen years Mr. Rholl has been involved as partner and consultant to several real estate development projects, including mixed use development projects in the hotel and student housing industries. Rholl has also provided counsel to developers of senior housing projects, residential real estate projects and alternative energy power plants. Mr. Rholl has been instrumental in crafting business plans and obtaining funding for companies in more than 20 industries during the past eighteen years. He has also started and built entrepreneurial ventures in the fields of web-based training, online communities, electronics and web applications. Mr. Rholl is a graduate of the University of Wisconsin, Marquette University Law School and Georgetown University Law School. Jan 2015 - Present, President, 1UP Golf Development Group, Inc. (Current 10 hour per week). Assisting the CEO and CFO with regard to site selection, business and financial plan development, draft and/or review of third party agreements, investor relations, interactions with legal counsel and other related duties requested by CEO and CFO. 2015- Present, The Power of Purpose (5 -10 hrs per week). Business consulting services in support of nonprofit corporations, including business plans, financial modeling, acquiring grants & public/private partnerships 2015 - Present, Protech Consulting Services. (Primary role 10-15 hours per week). Business consulting services focused on writing business and financial plans for early stage companies.





Bob Lehmeyer
COO

Robert Lehmeyer is a highly successful entrepreneur and has extensive experience in Business,Food and Beverage,Management and Commercial/Residential RealEstate. His ownership of Food/Beverage/Entertainment concepts includes the Axis Martini Bar and Restaurant in DelMar. Bob has been involved with opening of many concepts including Trophy's Sports Grill in SanDiego, Dave and Busters–San Diego and American Junkie –Newport Beach(first3months). National concepts Entertainment venues include Planet Hollywood International–San Diego, San Francisco, and Beverly Hills, California to Dave and Busters –Irvine and San Diego. As the manager of Dave and Busters in San Diego, Bob produced sales of over

Scott Marchand
CFO

Mr. Marchand has been involved in real estate development and finance since1993. From 1993 through 2006, he was involved in many aspects in the real estate field that included appraisals, mortgage brokerage, construction management, project development and commercial finance. Mr. Marchand is currently a Real Estate Developer specializing in Hotels, Apartments and structuring highly complex Commercial Financing. 2017 - Present, CFO, 1UP Golf Development Group, Inc. (Current 10 hours per week) Developing cash flow models and partnerships with design build firms and strategic partners. Assisting in fund raising and capital stacking. 2015 - Present, Managing Partner, Whitestone Realty Capital (Primary, 35 hours per week).

San Diego, Bob produced sales of over $500,000 per week in Food/Beverage/Entertainment (games) or "Eatertainment." Bob's time with Planet Hollywood brings a unique blend of high volume sales both Food and Beverage, but also Retail and large scale special events. Planet Hollywood was heavy on media events, high profile client visits and name /logo branding. Bob is active in many charities. He was a member of the Board of Directors of Oxford Preparatory Academy, a Public Charter School. 2016 - Present, COO, 1UP Golf Development Group, Inc (Current 10 hours per week) Real estate land and/or project acquisition to secure first location for 1UP Golf. Research and Development work for food and beverage menus and operations. 2015 - Present, Consultant, Restaurant, Bar, & Major Events (5 hours per week) 2015 - Present, Realtor, Commercial and Residential Real Estate (Primary, 30 hours per week)

(Primary, 35 hours per week) Development of hotels and assisted living projects

Offering Summary

Maximum 125,882* shares of Common Stock ($106,999.70)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 11,764 shares of Common Stock ($9,999.40)

Company	1UP Golf Development Group, Inc.
Corporate Address	377 Point Windermere Place, Oceanside, CA 92057
Description of Business	Golf-themed, active entertainment facilities with food, beverage and technology-enhanced games suitable for all skill levels, as well as special accommodations for businesses, families and larger social events.
Type of Security Offered	Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$0.85 per Share
Minimum Investment Amount (per investor)	$255

Perks

$750+

1UP Golf Hat

1UP Golf Polo Shirt

1 Embossed 1UP Golf Bracelet

1UP Golf Ball Marker

20 Hours of Suite Time (Value $1,000)

$1500+

2 1UP Golf Hat

2 1UP Golf Polo Shirts

2 Embossed 1UP Golf Bracelet

2 1UP Golf Ball Marker

50 Hours of Suite Time (Value $2,500)

2 VIP Tickets To All 1UP Golf Grand Opening Events

$4500+

4 1UP Golf Hat

4 1UP Golf Polo Shirts

4 Embossed 1UP Golf Bracelet

4 1UP Golf Ball Marker

100 Hours of Suite Time (Value $5,000)

6 VIP Tickets To All 1UP Golf Grand Opening Events

Your Name On An Ownership Plaque In All 1UP Golf Locations

$9000+

6 1UP Golf Hat

6 1UP Golf Polo Shirts

6 Embossed 1UP Golf Bracelet

6 1UP Golf Ball Marker

200 Hours of Suite Time (Value $10,000)

6 VIP Tickets To All 1UP Golf Grand Opening Events

Your Name On An Ownership Plaque In All 1UP Golf Locations

1 Year of Video Based Advertising For Your Services Or Business in All 1UP Golf Locations

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

1UP Golf Development Group, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.85 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $85.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

(**SHOW MORE**)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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